

Via U.S. Mail and Facsimile

Mail Stop 7010

May 7, 2009

Mr. Steven M. Bradford
Vice President, General Counsel and Secretary
HNI Corporation
408 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761

> **Re:** **HNI Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 28, 2009**
> **File No. 333-157578**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2009**
> **File No. 1-14225**
>
> **Form 10-K for the year ended January 3, 2009**
> **Filed February 27, 2009**
> **File No. 1-14225**

Dear Mr. Bradford:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Amendment No. 1 to Registration Statement on Form S-1

1. We note your response to comment five from our letter dated March 23, 2009 and reissue this comment. Please be advised that you may not qualify your summary in this manner. Refer to Rule 411(c) of Regulation C. In addition, please remove the statement that the summary description is not complete. A summary by its nature is

not complete. The use of this statement suggests that you may not have summarized the material provisions.

2. We note your response to comments one and nine from our letter dated March 23, 2009 and reissue these comments with respect to the legal opinion. In this regard, we note that counsel must opine that the guarantees, purchase contracts and units will be binding obligations of the company.

3. We note your response to comment 11 from our letter dated March 23, 2009 and reissue this comment. In this regard, we note that counsel has filed its new legal opinion, which continues to include the language noted in our prior comment.

4. With respect to each co-registrant, please file its articles of incorporation and bylaws. Refer to Item 601(b)(3) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

5. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Compensation Discussion and Analysis, page 17

Financial Goals, page 20

6. We note disclosure that you consider the economic profit goals and achievements of HON, HNII and Lamex "to be confidential." Please provide us with a detailed explanation for such conclusion, and note that we may have additional comments. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

7. We note the financial goals disclosed at the bottom of page 20. Please disclose the actual results and how they correlated to the payments set forth in the table on page 22. Please also comply with this comment with respect to the goals established for your performance plan, as discussed beginning on page 23.

Long-Term Incentives, page 22

8. We note that you target long-term incentive payments for the market median. Please disclose how each named executive officer's payments measured against the market median.

Executive Stock Ownership Guideline, page 29

9. Please disclose whether the named executive officers are in compliance with your stockholding guidelines. Please also comply with this comment with respect to the directors, as discussed on page 38.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any questions.

Sincerely,

Assistant Director
Pamela Long

cc: Joseph P. Richardson, Esq. *(Via facsimile 602/253-8129)*
        Matthew M. Holman, Esq. *(Via facsimile 602/253-8129)*
        Squire, Sanders & Dempsey L.L.P.
        Two Renaissance Square
        40 North Central Avenue
        Phoenix, AZ 85004-4498